FOR IMMEDIATE RELEASE

August 7, 2014
ADVANTEST CORPORATION
Toshio Maruyama, Chairman of the Board and Representative Director
Stock Code Number: 6857, TSE first section
Ticker Symbol: ATE, NYSE

CONTACT:
Yoshiaki Yoshida
Director, Managing Executive Officer &
Executive Vice President, Corporate Relations Group
Phone: +81-(0)3-3214-7500

Announcement regarding Change of Representative Director, and President & CEO

Advantest Corporation (the “Company”) announces the following change of Representative Director, and President & CEO, which was approved at the board of directors’ meeting held today.

1.	Reason for the Change:
Mr. Haruo Matsuno, the former Representative Director, President & CEO, has entered into a long-term medical treatment due to a sudden illness.

2.	Names, Titles and Date of Change for the new Representative Director, and the former and the new President & CEO:

Name	New Title	Former Title	Date of Change
(Newly appointed) Shinichiro Kuroe	Representative Director, President & CEO	Director, Corporate Vice President	August 7, 2014 appointed
Haruo Matsuno	Representative Director	Representative Director, President & CEO	August 7, 2014

3.           Brief Personal History of the New Representative Director, President & CEO:

Date of Birth	Brief Personal History	Number of Shares of the Company held
March 30, 1959	April 1981 Joined the Company June 2005 Executive Officer June 2009 Director, Managing Executive Officer June 2013 Director, Corporate Vice President	3,728 Shares

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